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                                                                    Exhibit 5.1


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
        Internal Revenue Service                     Department of the Treasury
Plan Description: Prototype Non-Standardized
Safe Harbor Profit Sharing Plan with COOA            Washington, DC 20224
FFN: 50370260002-001 Case: 9400590 EIN: 23-2186884
BPD: 02 plan: 001 Letter Serial No: 0348168c         Person to Contact: Mr. Dua

       VANGUARD FIDUCIARY TRUST CO                   Telephone Number: (202) 622-8380

       PO BOX 2600                                   Refer Reply to: CP:E:EP:Q:3

       VALLEY FORGE, PA 19482                        Date: 09/07/94

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Dear Applicant:

In our opinion, the amendment to the form of the plan identified above does not in and of itself adversely affect the plan's acceptability under section 401 of the Internal Revenue Code. This opinion relates only to the amendment to the form of the plan. It is not an opinion as to the acceptability of any other amendment or of the form of the plan as a whole, or as to the effect of other Federal of local statutes.


You must furnish a copy of this letter to each employer who adopts this plan. You are also required to send a copy of the approved from of the plan, any approved amendments and related documents to each Key District Director of Ineternal Revenue Service in whose jurisdiction there are adopting employers.

An employer who adopts the amended form of the plan after the date of the amendment should apply for a determination letter by filing an application with the Key District Director of Internal Revenue on Form 5307, Short Form Application for Determination for Employee Benefit Plan.

The form of the plan is a nonstandardized safe harbor plan that meets the requirements of section 3 of Rev. Proc. 93-10, 1993-5 I.R.B. 13.

This letter with respect to the amendment to the form of the plan does not affect the applicability to the plan of the continued, interim and extended reliance provisions of sections 13 and 17-03 of Rev. Proc, 89-9, 1989-1 C.B.
780. The applicability of such provisions may be determined by reference to the initial opinion letter issued with respect to the plan.

If you, the sponsoring organization, have any questions concerning the IRS processing of this case, please call the above telephone number. This number is only for use of the sponsoring organization. Individual participants and/or adopting employees with questions concerning the plan should contact the sponsoring organization. The plan's adoption agreement must include the sponsoring organization's address and telephone number for inquiries by adopting employers.

If you write to the IRS regarding this plan, please provide your telephone number and the most conveient time for us to call in case we need more information. Whether you call or write, please refer to the Letter Serial Number and File Folder number shown in the heading of this letter.

You should keep this letter as a permanent record. Please notify us if you modify or discontinue sponsorship of this plan.

                Sincerely yours,


                /s/ [Illegible]
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                Chief Employee Plans Qualification Branch